Filed Pursuant to Rule 424(b)(5)

Registration No. 333-121925

333-123140

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED FEBRUARY 2, 2005)

Supplement to

Offer by Fox Acquisition Corp

to

Exchange 2.04 Shares of Class A Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

NEWS CORPORATION

for

Each Outstanding Share of Class A Common Stock

of

FOX ENTERTAINMENT GROUP, INC.

This offer and your right to withdraw shares of Fox Entertainment Group, Inc. Class A common stock you tender into this offer, will expire at 12:00 midnight New York City Time, on Friday, March 18, 2005, unless we extend this offer.

This Prospectus Supplement amends and supplements the offer by Fox Acquisition Corp, a direct wholly owned subsidiary of News Corporation, to exchange 1.90 shares of News Corporation Class A common stock (including the associated preferred stock purchase rights) for each outstanding share of Fox Entertainment Group, Inc., or Fox, Class A common stock that is validly tendered and not properly withdrawn prior to the expiration of the offer, on the terms and conditions contained in the registration statement filed with the Securities and Exchange Commission (SEC File No. 333-12195) and disclosed in the accompanying prospectus dated February 2, 2005, and the related letter of transmittal. We have amended the offer by increasing the exchange ratio in the offer from 1.90 to 2.04 shares of News Corporation Class A common stock and extending the expiration date so that the offer will remain open until 12:00 midnight, New York City time, on Friday, March 18, 2005. In addition we have further amended the offer by adding certain additional and updated disclosures contained in this Prospectus Supplement. We refer to the offer, as amended and supplemented by this Prospectus Supplement, as “the offer.”

Except for the increase in the exchange ratio, the extension of the expiration date and the additional and updated disclosures contained in this Prospectus Supplement, all other terms of the offer and the subsequent merger remain the same. The offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the offer expires shares of Fox Class A common stock which constitute at least a majority of the outstanding shares of Fox Class A common stock not beneficially owned, as of the close of business on the date immediately prior to the expiration of the offer, by News Corporation or Fox Acquisition Corp, or their respective affiliates, directors and executive officers, or the directors and executive officers of Fox. Our obligation to exchange shares of News Corporation Class A common stock for shares of Fox Class A common stock is also subject to other conditions described in the accompanying prospectus under “The Offer — Conditions of the Offer.”

If we complete the offer, we will then effect a “short form” merger of Fox with and into Fox Acquisition Corp. We will effect the short form merger as soon as practicable after completion of the offer, unless we are prevented from doing so by a court or other legal requirement. Each share of Fox Class A common stock that we do not own or acquire in this offer would be converted in the subsequent merger into 2.04 shares of News Corporation Class A common stock, other than the shares of Fox Class A common stock in respect of which appraisal rights have been properly perfected under Delaware law. After we complete the merger, Fox will be our direct wholly owned subsidiary.

This Prospectus Supplement modifies and supercedes the information included in the registration statement and the accompanying prospectus to reflect the increase in the exchange ratio, the extension of the expiration date and the addition and update of certain disclosures. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus. You are urged to read both this Prospectus Supplement and the accompanying prospectus in full to obtain information concerning the offer. If there is a conflict between this Prospectus Supplement and the accompanying prospectus, you should rely on the information in this Prospectus Supplement Stockholders who have already tendered their shares of Fox Class A common stock pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive shares of News Class A common stock in accordance with the increased exchange ratio if their shares are accepted for exchange pursuant to the offer. Stockholders who wish to tender but have not yet done so, should follow the instructions included in the accompanying prospectus and the related letter of transmittal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the News Corporation Class A common stock to be issued in this offer and the subsequent merger or determined if the information contained in this Prospectus Supplement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 4, 2005.

Except as otherwise specifically noted, “we,” “our,” “us” and similar words in this Prospectus Supplement refer to Fox Acquisition Corp and/or News Corporation. All references to shares of News Corporation Class A common stock also refer to the associated preferred stock purchase rights. Except as otherwise specifically noted, all information in this Prospectus Supplement reflects the effects of the reorganization transaction, or the Reorganization, consummated on November 12, 2004, whereby News Corporation became the parent company of News Holdings Limited (formerly known as The News Corporation Limited, or TNCL, a South Australia corporation) and its subsidiaries. The Reorganization was consummated pursuant to schemes of arrangements under Australian law in which all ordinary and preferred shares of TNCL were cancelled and holders received in exchange shares of News Corporation Class B common stock and News Corporation Class A common stock, respectively, on a one for two basis. As a result of the Reorganization, the consolidated financial statements of News Corporation incorporated by reference in this Prospectus Supplement are stated in U.S. dollars as opposed to Australian dollars, which was the currency News Corporation previously used to present its financial statements, and have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. All periods presented in these financial statements have been presented to reflect the one for two share exchange.

PROSPEC TUS SUPPLEMENT TABLE OF CONTENTS

S-i

QUESTIONS AND ANSWERS ABOUT THE OFFER

The section entitled “Questions and Answers About the Offer” in the accompanying prospectus is hereby amended and supplemented as follows:

Q.	When does the offer expire?

A.	If you wish to participate in the offer, you must validly tender your shares of Fox Class A common stock so that the exchange agent receives them before 12:00 midnight, New York City time, on Friday, March 18, 2005, unless we extend the offer. We sometimes refer to this date and time, including any extension, as the “expiration date.” If we extend the expiration date, we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Q.	How do I tender my shares in the offer; what if I have already tendered my shares?

A.	Fox stockholders who wish to tender their shares of Fox Class A common stock but have not done so, should follow the instructions included in the accompanying prospectus and the related letter of transmittal. The letter of transmittal previously mailed to Fox stockholders remains effective for the offer, as amended by this Prospectus Supplement. A new letter of transmittal is also included the accompanying prospectus for your convenience. Shares of Fox Class A common stock that have already been validly tendered in connection with the offer and not properly withdrawn will continue to be considered validly tendered in the offer, as amended by this Prospectus Supplement.

Q.	How long will it take to complete the offer and, if applicable, the subsequent “short form” merger?

A.	We hope to complete the offer promptly after its expiration at 12:00 midnight, New York City time, on Friday, March 18, 2005. However, we may extend the offer if the conditions to the offer have not been satisfied as of the offer’s scheduled expiration or if we are required to extend the offer under the SEC’s tender offer rules. In addition, following the satisfaction or waiver of all the conditions to the offer and the acceptance of and payment for all the shares tendered during the offer, News Corporation may elect to provide a subsequent offering period of at least three (3) business days, during which time stockholders whose shares of Fox Class A common stock have not been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration. News Corporation is not permitted under the federal securities laws to provide a subsequent offering period of more than twenty (20) business days. If we complete the offer, we will then effect a “short form” merger of Fox with and into Fox Acquisition Corp. We will effect the short form merger as soon as practicable after completion of the offer, unless we are prevented from doing so by a court or other legal requirement. We will be able to effect the short form merger because, following our acquisition of shares in the offer and, if necessary, our conversion of some or all of our Fox Class B common stock into Fox Class A common stock, we will own at least 90% of the outstanding shares of Fox Class A common stock and at least 90% of the outstanding shares of Fox Class B common stock.

Q.	What will I receive in exchange for the shares of Fox Class A common stock that I tender into the offer?

A.	If we successfully complete the offer, you will receive 2.04 shares of News Corporation Class A common stock in exchange for each share of Fox Class A common stock that you validly tender into the offer. We will not issue fractional shares of News Corporation Class A common stock. Instead, any Fox stockholder entitled to receive a fractional share of News Corporation Class A common stock will receive cash in an amount equal to the fraction, multiplied by the closing price of a share of News Corporation Class A common stock on the New York Stock Exchange on the last trading day before the time that the offer expires.

Q.	Will Fox’s board of directors make a recommendation concerning the offer; has Fox formed a special committee of independent directors to evaluate News Corporation’s offer?

A. On January 10, 2005, Fox announced that the Fox board of directors had formed a special committee of Fox directors, or the Fox special committee, that are not directors or executive officers of News

S-ii

Corporation, consisting of directors Peter J. Powers and Christos M. Cotsakos, to consider News Corporation’s proposal and make a recommendation to the Fox stockholders regarding the proposal. On January 24, 2005, Fox filed a Schedule 14D-9 with the SEC, stating that the Fox special committee had determined that it was unable to take a position with respect to the offer as of such date and had concluded that it was in the best interests of Fox and Fox stockholders (other than News Corporation) for Fox stockholders to not tender their shares of Fox Class A common stock in the offer at that time and instead defer making a determination whether to accept or reject the offer until the Fox special committee had advised them of the Fox special committee’s position or recommendation, if any, with respect to the offer.

During the latter half of January 2005 and throughout February 2005, the financial and legal advisors to the Fox special committee engaged in discussions with the financial and legal advisors to News Corporation regarding the terms of the offer. These discussions culminated with the Fox special committee agreeing to favorably recommend the offer conditioned upon News Corporation’s agreeing to increase the exchange ratio to 2.04 shares of News Corporation Class A common stock for each share of Fox Class A common stock.

On March 2, 2005, the Fox special committee informed News Corporation that it had determined to recommend that Fox stockholders (other than News Corporation and its affiliates) tender their shares of Fox Class A common stock in the offer. We expect that the Fox special committee will file an amendment to its Schedule 14D-9 in the near future describing such recommendation and the reasons for such recommendation.

In evaluating this offer, you should be aware that five of seven members of the Fox board are directors and either employees or executive officers of News Corporation. In addition, Peter J. Powers, one of the non-executive directors of Fox, also serves as a non-executive director of NDS Group plc, another majority-owned subsidiary of News Corporation, and as a member of the Fox special committee. See the section entitled “Relationships with Fox” beginning on page S-20 of this Prospectus Supplement.

Q.	Why did you increase the exchange ratio?

A.	We increased the exchange ratio for the following reasons:

•	to make the offer more attractive to Fox stockholders;

•	as a result of discussions with the Fox special committee regarding obtaining the Fox special committee’s favorable recommendation of the offer; and

•	as a result of discussions with the legal counsel to the plaintiffs in the pending putative class action lawsuits challenging the offer on behalf of Fox stockholders regarding concluding a settlement of such lawsuits.

Q.	What are the potential benefits of this offer to Fox stockholders?

A.	We believe that the offer should be attractive to Fox stockholders for the reasons described in the accompanying prospectus as well as the following additional reasons:

•	the exchange ratio of 2.04 shares of News Corporation Class A common stock for each share of Fox Class A common stock represents an approximately 7.4% increase over our original offer of 1.90 shares of News Corporation Class A common stock for each share of Fox Class A common stock;

•	based on the closing price of News Corporation Class A common stock on March 2, 2005, the latest practicable trading day prior to the date of this prospectus supplement, the value of the consideration we are offering for each Fox share was approximately $34.27, representing a premium of approximately 9.8% over $31.22, the last closing price for Fox Class A common stock on January 7, 2005, the last trading day prior to the announcement of the original offer, a premium of approximately 19.5% over the average closing price for Fox Class A common stock for the six-month trading period ending on and including January 7, 2005, and a premium of approximately 20.6% over the average closing price for Fox Class A common stock for the twelve-month trading period ending on and including January 7, 2005; and

S-iii

•	on March 2, 2005, the Fox special committee informed News Corporation that it had determined to recommend that Fox stockholders (other than News Corporation and its affiliates) tender their shares of Fox Class A common stock in the offer.

Q.	What percentage of News Corporation Class A common stock will current Fox stockholders own after the successful completion of the offer and subsequent merger?

A.	We anticipate that the completion of the offer and subsequent merger will result in the exchange of the outstanding shares of Fox’s Class A common stock that we do not currently own into approximately 16% of the shares of News Corporation Class A common stock outstanding at the conclusion of the transactions, without regard to News Corporation stock options, and 15% on a fully diluted basis. In general, this assumes that:

•	up to approximately 356,592,000 shares of News Corporation Class A common stock would be issued in the offer and the subsequent merger (in respect of the outstanding shares of Fox Class A common stock that we do not currently own);

•	1,893,564,871 shares of News Corporation Class A common stock are outstanding before giving effect to the completion of the offer and the subsequent merger; and

•	no Fox stockholders exercise appraisal rights.

The holders of News Corporation Class A common stock are entitled to vote together with the holders of News Corporation Class B common stock in limited circumstances. The former stockholders of Fox, who would receive News Corporation Class A common stock will, therefore, hold approximately 11% of the outstanding voting power of News Corporation immediately following the offer and the subsequent merger, without regard to News Corporation stock options, and 11% of the voting power on a fully diluted basis, with respect to matters upon which holders of News Corporation Class A common stock are entitled to vote. See “Comparison of Rights of Holders of Fox Class A Common Stock and Holders of News Corporation Class A Common Stock” beginning on page 55 of the accompanying prospectus for a description in each case of the circumstances in which the holders of News Corporation Class A common stock are entitled to vote.

Q.	Do I need a new letter of transmittal to tender my shares of Fox Class A common stock for shares of News Class A common stock at the increased exchange ratio?

A.	No. The letter of transmittal previously mailed to Fox stockholders remains effective for the offer at the increased exchange ratio. A new letter of transmittal is also included with this Prospectus Supplement and the accompanying prospectus for your convenience. Fox stockholders who wish to tender their shares of Fox Class A common stock but have not done so, should follow the instructions included in the accompanying prospectus and related letter of transmittal.

S-iv

SUMMARY

The section entitled “Summary” in the accompanying prospectus is hereby amended and supplemented as follows:

The Offer

We are proposing to acquire all of the outstanding shares of Fox Class A common stock. We currently own approximately 252,159,080 shares of Fox Class A common stock, representing approximately 59.1% of all outstanding shares of Fox Class A common stock, and 547,500,000 shares of Fox Class B common stock, representing 100% of all outstanding shares of Fox Class B common stock. Our ownership represents in the aggregate approximately 82.1% of the equity of Fox and 97.0% of the voting power of Fox. We are making the offer for the purpose of acquiring all of the remaining outstanding shares of Fox Class A common stock.

We are offering to exchange 2.04 shares of News Corporation Class A common stock for each outstanding share of Fox Class A common stock, upon the terms and conditions set forth in this Prospectus Supplement and the related letter of transmittal. This offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the offer expires shares of Fox Class A common stock which constitute at least a majority of the outstanding shares of Fox Class A common stock not beneficially owned, as of the close of business on the date immediately prior to the expiration of the offer, by News Corporation or Fox Acquisition Corp, or their respective affiliates, directors and executive officers, or the directors and executive officers of Fox. There are also other conditions to the offer that are described under “The Offer—Conditions of the Offer” beginning on page 40 of the accompanying prospectus.

If we complete the offer, we will then effect a “short form” merger of Fox with and into Fox Acquisition Corp. Each share of Fox Class A common stock that we do not own or acquire in this offer would be converted in the subsequent merger into 2.04 shares of News Corporation Class A common stock, other than the shares of Fox Class A common stock in respect of which appraisal rights have been properly perfected under Delaware law. See “The Offer—Purpose of the Offer “ beginning on page 30 of the accompanying prospectus and “The Offer—Appraisal Rights” beginning on page 38 of the accompanying prospectus. After completion of the merger, Fox will be a direct wholly owned subsidiary of News Corporation.

Timing of the Offer; Expiration Date of the Offer

We commenced the offer on January 10, 2005. Our offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 18, 2005, unless we extend the expiration date of the offer. All references to the expiration of the offer mean the time of expiration, as extended.

If you wish to participate in the offer, you must validly tender your shares of Fox Class A common stock so that the exchange agent receives them before 12:00 midnight, New York City time, on, Friday, March 18, 2005, unless we extend the offer. We sometimes refer to this date and time, including any extension, as the “expiration date.” If we extend the expiration date, we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

NEWS CORPORATION

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical financial information for the fiscal years 2002 through 2004 is derived from the Audited Consolidated Financial Statements of News Corporation contained in its Current Report on Form 8-K, filed on November 24, 2004. The selected historical financial information for the fiscal years 2000 and 2001 were contained in its Current Report on Form 8-K, filed on November 24, 2004 and incorporated by reference herein. The financial data for the six months ended December 31, 2004 and 2003, is derived from the unaudited consolidated financial statements of News Corporation contained in its Quarterly Report on Form 10-Q, filed on February 4, 2005. The unaudited results reflect all the adjustments (consisting only of normal recurring adjustments) that News Corporation’s management considers necessary for a fair presentation of operating results. The operating results for the six months ended December 31, 2004 are not necessarily indicative of the results that will be achieved for a full year. The selected historical financial information is only a summary and should be read in conjunction with the historical financial statements, accompanying notes and management’s discussion and analysis of results of operations of News Corporation in the annual and quarterly reports, all of which can be found in publicly available documents, including those incorporated by reference into the accompanying prospectus. See “Where You Can Find More Information” beginning on page 60 of the accompanying prospectus.

	For The Six Months Ended December 31		For The Fiscal Year Ended June 30(1)
	2004	2003	2004	2003	2002	2001(3)	2000(4)
	(Dollars In Millions, Except Per Share Amounts)
Consolidated Statement of Operations Data:
Revenues(2)	$11,708	$10,168	$20,802	$17,380	$15,070	$13,699	$14,083
Operating income	1,720	1,442	2,931	2,380	176	1,003	970
Net income (loss)	1,011	670	1,533	822	(7,691)	(142)	(192)
Basic earnings (loss) per share:(5) (6)
Class A	$0.37	$0.27	$0.58	$0.33	$(3.35)	$(0.09)	$(0.12)
Class B	$0.31	$0.22	$0.49	$0.28	$(2.79)	$(0.08)	$(0.10)
Diluted earnings (loss) per share:(5) (6)
Class A	$0.36	$0.27	$0.58	$0.33	$(3.35)	$(0.09)	$(0.12)
Class B	$0.30	$0.22	$0.48	$0.28	$(2.79)	$(0.08)	$(0.10)
Cash dividends per share:(5)
Class A	$0.06	$0.05	$0.10	$0.09	$0.08	$0.08	$0.09
Class B	$0.02	$0.02	$0.04	$0.04	$0.03	$0.03	$0.04

	At December 31, 2004	At June 30(1)
		2004	2003	2002	2001(3)	2000(4)
	(Dollars In Millions, Except Per Share Amounts)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,195	$4,051	$4,477	$3,574	$2,842	$2,778
Total assets	52,905	48,343	42,149	36,898	39,685	34,735
Borrowings and perpetual preference shares(7)	11,179	10,509	10,003	9,840	10,809	11,349

FOOTNOTES:

(1)	See Notes 4, 5, 7 and 17 to the Consolidated Financial Statements of News Corporation contained in Exhibit 99.1 to News Corporation’s Current Report on Form 8-K (Certain disclosures for the fiscal year ended June 30, 2004), filed November 24, 2004, for information with respect to significant acquisitions and disposals during fiscal 2004, 2003 and 2002.
(2)

In January 2002, News Corporation adopted Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which was effective for News Corporation as of January 1, 2002. As required News Corporation has classified the amortization of cable distribution investments against revenues for all periods presented. Operating income (loss), Net income (loss) and Earnings (loss) per share are not affected by this classification. This classification affects News Corporation’s and the Cable Network Programming segment’s revenues. The effect of the classification on News Corporation revenues is as follows:

	For The Six Months Ended December 31,		For The Fiscal Year Ended June 30
	2004	2003	2004	2003	2002	2001	2000
	(in millions)
Revenues before amortization of cable distribution investments	$11,766	$10,231	$20,931	$17,505	$15,186	$13,789	$14,155
Amortization of cable distribution investments	(58)	(63)	(129)	(125)	(116)	(90)	(72)

Revenues	$11,708	$10,168	$20,802	$17,380	$15,070	$13,699	$14,083

(3)	Fiscal 2001 Net income (loss) and Basic and Diluted earnings (loss) per share include the impact of the after-tax charges of $494 million and $66 million for the cumulative effect of accounting change relating to News Corporation’s adoption of SOP 00-2 and SFAS No. 133, respectively.
(4)	Fiscal 2000 includes the operating results of Fox Sports Networks, LLC, which was fully acquired in July 1999.
(5)	Basic and diluted earnings (loss) per share and cash dividend per share reflect per share amounts based on the adjusted share amounts to reflect the one for two share exchange in the Reorganization.
(6)	News Corporation Class A shares carry rights to a greater dividend than News Corporation Class B shares through fiscal 2007. As such, net income available to News Corporation’s common stockholders is allocated between the two classes of common stock. The allocation between classes was based upon the two-class method. See Notes 1, 2 and 23 to the Consolidated Financial Statements of News Corporation contained in Exhibit 99.1 to News Corporation’s Current Report on Form 8-K (Certain disclosures for the fiscal year ended June 30, 2004), filed November 24, 2004. In fiscal 2008, News Corporation Class A shares cease to carry any rights to a greater than News Corporation Class B shares. As such, earnings (loss) per share based on the total weighted average shares outstanding (News Corporation Class A and Class B shares combined) are as follows:

	For The Six Months Ended December 31,		For The Fiscal Year Ended June 30
	2004	2003	2004	2003	2002	2001	2000
Diluted earnings (loss per share)	$0.34	$0.25	$0.54	$0.31	$(3.12)	$(0.08)	$(0.11)

(7)	Each fiscal year presented includes $345 million of perpetual preference shares, which were redeemed at par by News Corporation on November 12, 2004.

FOX SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below is derived from Fox Entertainment’s audited consolidated financial statements for each of the five fiscal years 2000 through 2004 contained in Fox Entertainment’s annual reports on Form 10-K for the years ended June 30, 2004, 2003 and 2002. The financial data for the six months ended December 31, 2004 and 2003 is derived from Fox Entertainment’s unaudited consolidated financial statements contained in its Quarterly Report on Form 10-Q, filed on February 4, 2005. The unaudited results reflect all the adjustments (consisting only of normal recurring adjustments) that Fox Entertainment’s management considers necessary for a fair presentation of operating results. The operating results for the six months ended December 31, 2004 are not necessarily indicative of the results that will be achieved for a full year. The selected historical financial information of Fox Entertainment should be read in conjunction with the consolidated financial statements of Fox Entertainment, accompanying notes and management’s discussion and analysis of results of operations of Fox Entertainment in the annual and quarterly reports, all of which can be found in publicly available documents, including those incorporated by reference into the accompanying prospectus. See “Where You Can Find More Information” beginning on page 60 of the accompanying prospectus.

	For The Six Months Ended December 31,		For The Fiscal Year Ended June 30(1)
	2004	2003	2004	2003	2002(3)	2001(4)	2000(5)
	(Dollars In Millions, Except Per Share Amounts)
Consolidated Statement of Operations Data:
Revenues(2)	$6,832	$6,138	$12,175	$11,002	$9,725	$8,414	$8,517
Operating income (loss)	1,427	1,169	2,298	1,783	(103)	652	656
Income before cumulative effect of accounting change	751	731	1,353	1,031	607	206	145
Net income (loss)	751	731	1,353	1,031	581	(288)	145
Basic and diluted earnings per share before cumulative effect of accounting change	$0.77	$0.81	$1.44	$1.17	$0.72	$0.28	$0.20
Basic and diluted earnings (loss) per share	$0.77	$0.81	$1.44	$1.17	$0.69	$(0.40)	$0.20

	At December 31 2004	At June 30(1)
		2004	2003	2002(3)	2001(4)	2000(5)
	(Dollars In Millions, Except Per Share Amounts)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$161	$122	$72	$56	$66	$114
Total Assets	31,248	30,048	23,299	22,876	17,856	17,930
Due to affiliates of News Corporation	4,724	4,236	704	1,413	2,866	2,739
Borrowings	153	659	—	942	1,032	974
Shareholders’ equity	18,775	17,967	14,303	12,095	7,968	8,246

FOOTNOTES:

(1)	See footnotes 4 through 6 to the Consolidated Financial Statements of Fox contained in Fox’s annual reports on Form 10-K for the fiscal 2004 for information with respect to significant acquisitions and disposals during fiscal 2004, 2003 and 2002.
(2)

In January 2002, Fox adopted Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which was effective for Fox as of January 1, 2002. As required Fox has classified the amortization of cable distribution investments against revenues for all periods presented. Operating income (loss), Net income (loss) and Earnings (loss) per share are not affected by this classification. This classification affects Fox’s and the Cable Network Programming segment’s revenues. The effect of the classification on Fox revenues is as follows:

	For The Six Months Ended December 31,		For The Fiscal Year Ended June 30
	2004	2003	2004	2003	2002	2001	2000
	(in millions)
Revenues before amortization of cable distribution investments	$6,890	$6,201	$12,304	$11,127	$9,841	$8,504	$8,589
Amortization of cable distribution investments	(58)	(63)	(129)	(125)	(116)	(90)	(72)

Revenues	$6,832	$6,138	$12,175	$11,002	$9,725	$8,414	$8,517

(3)	Fiscal 2002 also includes the $909 million write-down of Fox’s national sports contracts, the pre-tax gain of $1.4 billion on the sale of Fox’s interest in Fox Family Worldwide, Inc. (“FFW”) and Fox’s $26 million share of FFW’s after-tax cumulative effect of accounting change relating to the adoption of Statement of Position No. (“SOP”) 00-2.
(4)	Fiscal 2001 Net income (loss) and Basic and diluted earnings (loss) per share include the impact of the after-tax charge of $494 million for the cumulative effect of accounting change relating to Fox’s adoption of SOP 00-2.
(5)	Fiscal 2000 includes the operating results of Fox Sports Networks, LLC, which was fully acquired in July 1999.

NEWS CORPORATION

SUMMARY FINANCIAL DATA

The following table sets forth summary historical consolidated financial data for News Corporation as of and for the six-month periods ended December 31, 2004 and 2003, and for the fiscal years 2004 and 2003.

The unaudited data and the comparative per share data set forth below, for the six-month periods ended December 31, 2003 and 2004, are extracted from News Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2004. The data and the comparative per share data set forth below, for the fiscal years 2003 and 2004, are extracted from News Corporation’s Current Report on Form 8-K filed November 24, 2004. These documents, including the exhibits filed therewith, are incorporated by reference in this offer. More comprehensive financial information is included in such reports and other documents filed by News Corporation with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and documents may be examined at or obtained from News Corporation or the SEC. See “Where You Can Find More Information” beginning on page 60 of the accompanying prospectus.

	For the Six Months Ended December 31,		For the Fiscal Year Ended June 30,
	2004	2003	2004	2003
	(Dollars in Millions, Except Per Share Amounts)
Consolidated Statement of Operations Data:
Revenues	$11,708	$10,168	$20,802	$17,380
Operating income	1,720	1,442	2,931	2,380
Net income	1,011	670	1,533	822
Basic earnings per share:
Class A	$0.37	$0.27	$0.58	$0.33
Class B	$0.31	$0.22	$0.49	$0.28
Diluted earnings per share:
Class A	$0.36	$0.27	$0.58	$0.33
Class B	$0.30	$0.22	$0.48	$0.28
Cash dividends per share:
Class A	$0.06	$0.05	$0.10	$0.09
Class B	$0.02	$0.02	$0.04	$0.04

	At December 31, 2004	At June 30,
		2004	2003
	(Dollars in Millions, Except Per Share Amounts)
Consolidated Balance Sheet Data:
Total current assets	$13,573	$10,999	$10,289
Total assets	52,905	48,343	42,149
Total current liabilities	7,333	7,058	6,009
Total liabilities	26,194	23,636	23,243
Minority interest in subsidiaries	3,559	3,832	4,129
Shareholders’ equity	23,152	20,875	14,777
Book value per Class A share	$5.08

The table below sets forth the computation of the ratio of earnings to fixed charges of News Corporation and its subsidiaries in accordance with generally accepted accounting principles.

	For the Six Months Ended December 31, 2004	For the Fiscal Year Ended June 30,
		2004	2003
Ratio of Earnings to Fixed Charges	4.8	4.0	3.5

News Corporation

Unaudited Pro Forma Financial Data

News Corporation’s pro forma financial data presented below reflects for balance sheet data, the acquisition at December 31, 2004 of the outstanding shares of Fox Class A common stock for an aggregate purchase price of approximately $6 billion paid in News Corporation Class A common stock and cash for fractional shares and, accordingly, the elimination of the Fox Class A common stock minority interest. The statement of operations data has been presented as if the acquisition occurred on July 1, 2003. This pro forma data is not necessarily indicative of actual results that would have been achieved by News Corporation had the transactions been consummated on the date specified. The pro forma data does not reflect any payment that may be required to be made in connection with the exercise of appraisal rights by Fox stockholders under Delaware law in connection with the subsequent merger. You should read the information above in conjunction with the financial statements and accompanying notes of News Corporation that are incorporated by reference into this Prospectus Supplement and the accompanying prospectus.

	For the Six Months Ended December 31, 2004	For the Fiscal Year Ended June 30, 2004
	(Dollars in Millions, Except Per Share Amounts)
Consolidated Statement of Operations Data:
Revenues	$11,708	$20,802
Operating income	1,720	2,931
Net income	1,146	1,786
Basic earnings per share:
Class A	$0.37	$0.60
Class B	$0.31	$0.50
Diluted earnings per share:
Class A	$0.36	$0.59
Class B	$0.30	$0.50
Cash dividends per share:
Class A	$0.06	$0.10
Class B	$0.02	$0.04

At December 31, 2004
(Dollars in Millions, Except Per Share Amounts)
Consolidated Balance Sheet Data:
Total current assets	$13,553
Total assets	55,470
Total current liabilities	7,333
Total liabilities	26,194
Minority interest in subsidiaries	190
Shareholders’ equity	29,086
Book value per Class A share	$6.03

UNAUDITED COMPARATIVE PER SHARE DATA

Presented below is historical per share data for shares of News Corporation Class A and Class B common stock, historical per share data for shares of Fox common stock, combined pro forma per share data for shares of News Corporation Class A and Class B common stock and equivalent pro forma per share data for shares of Fox common stock, as of and for the six months ended December 31, 2004 and as of and for the fiscal year ended June 30, 2004. You should read the information below in conjunction with the financial statements and accompanying notes of News Corporation and Fox that are incorporated by reference into this Prospectus Supplement and the accompanying prospectus.

News Corporation Historical Per Share Data

In the following table we present historical per share data for shares of News Corporation Class A common stock and shares of News Corporation Class B common stock, on a class by class basis.

	For the three months ended December 31, 2004	For the fiscal year ended June 30, 2004
Earnings from continuing operations per share of Class A common stock:
Basic	$0.37	$0.58
Diluted	$0.36	$0.58
Earnings from continuing operations per share of Class B common stock:
Basic	$0.31	$0.49
Diluted	$0.30	$0.48
Cash dividend per share of Class A common stock	$0.06	$0.10
Book value per share of Class A common stock	$5.08	$4.53

Fox Historical Per Share Data

In the following table we present historical per share data for shares of Fox Class A common stock and Fox Class B common stock, on an aggregate basis.

	For the three months ended December 31, 2004	For the fiscal year ended June 30, 2004
Earnings from continuing operations per share of common stock:
Basic	$0.77	$1.44
Diluted	$0.77	$1.44
Cash dividends per share of common stock	$—	$—
Book value per share of common stock	$19.27	$18.43

News Corporation Combined Pro Forma Per Share Data

In the following table we present per share data regarding the earnings from continuing operations, cash dividends declared and book value of News Corporation on an unaudited pro forma consolidated basis. News Corporation’s pro forma financial data is presented below at December 31, 2004 and June 30, 2004 and for the six months and for the year ended, respectively, and reflects the acquisition as of July 1, 2003 of the outstanding shares of Fox Class A common stock for an aggregate purchase price of approximately $6 billion paid in News Corporation Class A common stock and cash for fractional shares and, accordingly, the elimination of the Fox Class A common stock minority interest. Balance sheet data has been presented at December 31, 2004 and June 30, 2004, while statement of operations data has been presented as if the acquisition occurred on July 1, 2003. This pro forma data is not necessarily indicative of actual results that would have been achieved by News Corporation had the transactions been consummated on the date specified. The pro forma data does not reflect any payment that may be required to be made in connection with the exercise of appraisal rights by Fox stockholders under Delaware law in connection with the subsequent merger. You should read the information below in conjunction with the financial statements and accompanying notes of News Corporation and Fox that are incorporated by reference into this Prospectus Supplement and the accompanying prospectus.

	For the Six months ended December 31, 2004	For the fiscal year ended June 30, 2004
Earnings from continuing operations per share of Class A common stock:
Basic	$0.37	$0.60
Diluted	$0.36	$0.59
Earnings from continuing operations per share of Class B common stock:
Basic	$0.31	$0.50
Diluted	$0.30	$0.50
Cash dividends per share of Class A common stock	$0.06	$0.10
Book value per share of Class A common stock	$6.03	$5.50

Fox Equivalent Pro Forma Per Share Data

In the following table we present equivalent pro forma per share data for Fox calculated by multiplying the News Corporation combined pro forma per share data presented above for News Corporation’s Class A common stock by an exchange ratio of 2.04. This exchange ratio represents the number of shares of News Corporation Class A common stock a former Fox stockholder would receive for each share of Fox common stock exchanged in the offer or acquired by News Corporation in the subsequent merger.

	For the six months ended December 31, 2004	For the fiscal year ended June 30, 2004
Earnings from continuing operations per share of common stock:
Basic	$0.75	$1.22
Diluted	$0.73	$1.20
Cash dividends per share of common stock	$—	$—
Book value per share of common stock	$12.30	$11.22

Comparative Per Share Market Data

In the following table we present:

•	the prices per share of News Corporation Class A common stock as of close of trading on March 2, 2005 and Fox Class A common stock as of the close of trading on January 7, 2005, the business day prior to the public announcement of our offer.

•	the equivalent price per share of Fox’s common stock, based on the exchange ratio of 2.04 of shares of News Corporation Class A common stock for each outstanding share of Fox Class A common stock.

News Corporation Historical	Fox Historical	Fox Equivalent(1)
$16.80	$31.22	$34.27

(1)	We calculated the Fox equivalent data by multiplying the applicable News Corporation Class A common stock closing price by the exchange ratio in the offer and the subsequent merger of 2.04 shares of News Corporation Class A common stock for each share of Fox Class A common stock.

The market prices of shares of News Corporation Class A common stock and Fox Class A common stock are subject to fluctuation. The actual value of the shares of News Corporation Class A common stock you receive in the offer will likely differ from the values illustrated. You are urged to obtain current market quotations. See “Comparative Per Share Market Price and Dividend Information” beginning on page 28 of the accompanying prospectus.

FORWARD-LOOKING INFORMATION

Some of the statements contained or incorporated by reference in this Prospectus Supplement and the accompanying prospectus discuss plans and strategies for the businesses of News Corporation and Fox or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that News Corporation or Fox intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. The words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These statements are based on assumptions and assessments made by the respective managements of News Corporation and Fox in light of their experience and perception of historical trends, current conditions, expected future developments and other factors that they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, some of which have not yet been identified. Any such forward-looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements as the result of various important factors, certain of which but not all of which are discussed in the documents incorporated by reference in this Prospectus Supplement and the accompanying prospectus.

The factors described in the documents incorporated by reference and in the “Risk Factors” section of the accompanying prospectus are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in the accompanying prospectus and this Prospectus Supplement and the documents incorporated by reference therein. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements. Accordingly, actual results may differ from those expressed in, or implied by, our forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Notwithstanding any statement in this Prospectus Supplement, the accompanying prospectus or in any press release News Corporation has filed herewith or incorporated herein by reference, we acknowledge that the safe harbor for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act and added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.

BACKGROUND AND REASONS FOR THE OFFER AND SUBSEQUENT MERGER

The sub-section of the accompanying prospectus entitled “Background of the Offer” is amended and supplemented by adding the following additional disclosure:

Later on January 10, 2005, the Fox board of directors met to discuss News Corporation’s letter and the proposed offer and subsequent merger. At this meeting, the Fox board of directors determined that it was advisable and in the best interests of the Fox stockholders other than News Corporation to form a special committee of Fox directors that are not directors or executive officers of News Corporation, consisting of directors Peter J. Powers and Christos M. Cotsakos, to consider News Corporation’s proposal and make a recommendation to the Fox stockholders regarding the proposal. During the week of January 10, 2005, the Fox special committee retained its own legal advisors, and during the week of January 17, 2005, the Fox special committee retained its own financial advisors.

On January 24, 2005, Fox filed a Schedule 14D-9 with the SEC, stating that the Fox special committee had determined that it was unable to take a position with respect to the offer as of such date and had concluded that it was in the best interest of Fox and Fox stockholders (other than News Corporation) for Fox stockholders to not tender their shares of Fox Class A common stock in the offer at the current time and instead defer making a determination whether to accept or reject the offer until the Fox special committee has advised them of the Fox special committee’s position or recommendation, if any, with respect to the offer. During the latter half of January and throughout the month of February, News Corporation and its advisors responded to various requests for information and engaged in discussions in connection with the due diligence investigation conducted by the advisors to the Fox special committee. Throughout February News Corporation also responded to discovery requests by the plaintiffs in the pending class action lawsuits challenging the offer on behalf of certain Fox stockholders.

On Friday, February 25, 2005, News Corporation’s financial advisors met with the Fox special committee’s financial advisors to discuss the financial terms of the offer. At this meeting, the Fox special committee’s financial advisors, for what News Corporation believed were negotiation purposes, reported to News Corporation’s financial advisors that the Fox special committee would be in a position to recommend the offer if the per share exchange ratio offered to holders of Fox Class A common stock were increased from 1.90 shares of News Corporation Class A common stock to 2.25 shares of News Corporation Class A common stock. Discussions continued over the weekend and through Tuesday, March 1, 2005 among News Corporation’s financial advisors, counsel and representatives and the Fox special committee’s financial advisors, counsel and representatives. On Monday, February 28, 2005, News Corporation’s financial advisors and counsel, on behalf of News Corporation, relayed to the Fox special committee’s financial advisors and counsel that News Corporation was only willing to increase its exchange ratio to 2.00 plus possibly a very small, undefined, additional increment and, then, only if the increase resulted in both a settlement of the outstanding litigation relating to the offer and the Fox special committee recommending the offer.

Discussions continued among News Corporation’s counsel, the Fox special committee’s counsel and counsel to the plaintiffs on Monday, February 28 and Tuesday, March 1, 2005. By about noon on March 1, 2005, counsel to the plaintiffs agreed upon, and the advisors and representatives of News Corporation and the Fox special committee agreed to bring before their board of directors or special committee, as the case may be, a proposal that (1) News Corporation would increase the exchange ratio to 2.04 and give plaintiffs in the aforementioned litigation the opportunity to review certain supplemental disclosures to be issued to the Fox stockholders, (2) plaintiffs would settle the aforementioned litigation and (3) the Fox special committee would recommend the revised offer to Fox stockholders (other than News Corporation and its affiliates).

On March 2, 2005, the board of directors of News Corporation and the Fox special committee approved the terms of the proposal described above and the parties executed a memorandum of understanding setting forth the parties’ agreement in principle with respect to the settlement of the litigation. Also on March 2, 2005, the Fox special committee informed News Corporation that it had determined to recommend that Fox stockholders (other than News Corporation and its affiliates) tender their shares of Fox Class A common stock in the offer. News Corporation expects that the Fox special committee will file an amendment to its Schedule 14D-9 in the near future describing such recommendation.

ADDITIONAL FACTORS FOR CONSIDERATION BY

FOX STOCKHOLDERS

The section of the accompanying prospectus entitled “Additional Factors for Consideration by Fox Stockholders” is amended and supplemented as follows:

•	The increased exchange ratio reflects a value per share of Fox Class A common stock of approximately $34.27 per share of Fox Class A common stock, based on the closing price of News Corporation Class A common stock on March 2, 2005, the latest practicable trading day prior to the date of this Prospectus Supplement. This value is above the highest price at which shares of Fox Class A common stock have traded during the 52-week period prior to the date of the offer, but below the highest trading price at which shares of Fox Class A common stock have traded, $34.75, which was reached on July 11, 2000.

•	On March 2, 2005, the Fox special committee informed News Corporation that it had determined to recommend that Fox stockholders (other than News Corporation and its affiliates) tender their shares of Fox Class A common stock in the offer.

•	In addition, News Corporation’s decision to structure the transaction as an exchange offer made directly to the holders of Fox Class A common stock, subject to the minority tender condition and accompanied by News Corporation’s commitment to consummate the subsequent merger if the offer is completed, could result, under Delaware law, in the “entire fairness” standard of review being inapplicable to the offer and the subsequent merger, as provided in the recent Delaware Court of Chancery case In re Pure Resources Inc., Shareholders Litigation, 808 A.2d 421 (Del. Ch. 2002). Based on the holding in Pure Resources, News Corporation believes that its principal duty in connection with the transaction is to provide adequate disclosure to Fox stockholders. If an “entire fairness” standard of review were, in fact, to be applied to the offer and the subsequent merger, the courts would likely examine whether the price offered in the offer and the subsequent merger is fair to the holders of Fox Class A common stock and whether the process by which the offer and the subsequent merger was structured and consummated meets the standard of “fair dealing” under Delaware law. This “entire fairness” examination would be in addition to any rights to appraisal that Fox stockholders would otherwise have in connection with the subsequent merger. If the transaction were structured as a merger negotiated with the Fox board and subject to approval by a vote of Fox stockholders, the “entire fairness” standard of review would be applicable to the merger and the consideration paid therein. In the event of a negotiated merger transaction (involving the same form of consideration being offered in the exchange offer), rights to appraisal would not be provided for under Delaware statutory law but could be contractually provided for by the parties. For a discussion of the potential benefits and other potential detriments of the offer and merger to Fox stockholders, see the factors discussed in the section entitled “Background and Reasons for the Offer and Subsequent Merger-News Corporation’s Reasons for the Offer and the Subsequent Merger” beginning on page 21 of the accompanying prospectus and in the section entitled “Certain Effects of the Offer-Benefits and Detriments of the Offer and Subsequent Merger” beginning on page 44 of the accompanying prospectus.

The sub-section of the accompanying prospectus entitled “Information in Fox’s Schedule 14D-9” is amended and supplemented as follows:

Fox was required by the federal securities laws to provide stockholders with a Solicitation/Recommendation Statement on Schedule 14D-9 within ten business days from the date this offer was first published, sent or given to holders of Fox Class A common stock. On January 24, 2005, Fox filed a Schedule 14D-9 with the SEC, stating that the Fox special committee had determined that it was unable to take a position with respect to the offer as of such date and had concluded that it was in the best interest of Fox and Fox stockholders (other than News Corporation) for Fox stockholders to not tender their shares of Fox Class A common stock in the offer at the current time and instead defer making a determination whether to accept or reject the offer until the special committee has advised them of the special committee’s position or recommendation, if any, with respect to the offer.

On March 2, 2005, the Fox special committee informed News Corporation that it had determined to recommend that Fox stockholders (other than News Corporation and its affiliates) tender their shares of Fox Class A common stock in the offer.

Fox’s Schedule 14D-9, and amendments thereto, contain important information that Fox believes is necessary for stockholders to make a decision with respect to the exchange offer. We urge all Fox stockholders to carefully review these documents.

FINANCIAL BUDGET INFORMATION

The section of the accompanying prospectus entitled “Financial Budget Information” is hereby amended and supplemented as follows:

Set forth below is information from the fiscal year 2005 operating budget for Fox, or the Fox 2005 budget, which was available to News Corporation prior to the public announcement of the original offer as a result of News Corporation’s position as Fox’s controlling stockholder.

Estimates for Fox’s fiscal year 2005 in the Fox 2005 budget, which was prepared in June 2004, for (1) revenues, (2) operating income before depreciation and amortization (defined as operating income plus depreciation and amortization and the amortization of cable distribution investments), or OBDA, (3) operating income and (4) net income were approximately $13.82 billion, before amortization of cable distribution investments or $13.71 billion, after amortization of cable distribution investments, $2.80 billion, $2.53 billion and $1.47 billion, respectively. The Fox 2005 budget does not reflect the offer or the subsequent merger. Operating income and net income reflect the amortization of cable distribution investments.

Other than the guidance set forth below, Fox does not as a matter of course make public any forecasts or projections as to future performance, earnings or other financial metrics, and the information from the Fox 2005 budget set forth above is included in this Prospectus Supplement only because this information was available to News Corporation prior to the public announcement of the offer in connection with its existing stockholdings in Fox. To News Corporation’s knowledge, the Fox 2005 budget was not prepared with a view to public disclosure or compliance with the rules and regulations of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. It is News Corporation’s belief that the Fox 2005 budget does not purport to present operations or financial condition in accordance with GAAP, as such budget is forward-looking and was prepared for internal budgeting purposes and not for financial reporting purposes or public disclosure and, accordingly, does not present results in accordance with GAAP. Fox’s independent registered public accounting firm has not reviewed, examined, compiled or otherwise applied procedures to the Fox 2005 budget and, accordingly, does not express an opinion or any other form of assurance with respect to the Fox 2005 budget. It is News Corporation’s belief that, while the Fox 2005 budget reflected the best estimates of Fox’s management at the time it was prepared, it also reflects numerous assumptions made by management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are subject to inherent uncertainties and are difficult to predict, many of which are beyond Fox’s control.

With respect to revenues, the estimate of Fox’s aggregate fiscal year 2005 revenues contained in the Fox 2005 budget assumes that such revenues will increase over Fox’s fiscal year 2004 revenues by approximately 12%, before amortization of cable distribution investments, or approximately 13% after amortization of cable distribution investments. The estimates of Fox’s aggregate fiscal year 2005 OBDA and operating income, both before and after the amortization of cable distribution investments, contained in the Fox 2005 budget are also based on the assumption that revenues will increase over Fox’s fiscal year 2004 revenues by approximately 12%, before amortization of cable distribution investments, or approximately 13% after amortization of cable distribution investments. The estimate of Fox’s net income for fiscal year 2005 contained in the Fox 2005 budget assumes the revenue increases described above and contains assumptions regarding interest expense, tax provisions, and the results of Fox’s equity affiliates.

There can be no assurance that the assumptions made in preparing the Fox 2005 budget will prove accurate. It is expected that there may be differences between actual and budgeted results, and actual results may be materially greater or less than those contained in the budget. Fox has reported that for the six months ended December 31, 2004, its share of net loss from its equity affiliates was $126 million, with such loss principally due to losses at DIRECTV. Fox’s share of DIRECTV’s losses for the six months ended December 31, 2004 was $176 million and includes Fox’s share of DIRECTV’s increased loss from its sale of PanAmSat resulting from a reduction in the sales proceeds, Fox’s portion of the SPACEWAY program impairment and the amortization of certain finite-lived intangibles. These results reflect Fox’s allocation of the fair value of DIRECTV’s assets and liabilities as of December 22, 2003 (which was the date that Fox acquired its 34% interest in DIRECTV) and, as required, excludes certain items that were recognized by DIRECTV as income and expense within its results. In addition to impacting Fox’s results for the period ended December 31, 2004, it is News Corporation’s belief that the losses at DIRECTV will also impact Fox’s results for the year ended June 30, 2005. The Fox 2005 budget contained an estimate of net income from Fox’s equity affiliates of approximately $53 million for fiscal year 2005. Accordingly, News Corporation currently believes that the estimate for Fox’s fiscal year 2005 net income in the Fox 2005 budget is higher than what Fox’s actual net income for that period is likely to be; however, neither News Corporation nor Fox determined what the amount of such difference is likely to be. With respect to the estimate for Fox’s fiscal year 2005 OBDA, Fox publicly gave guidance on November 3, 2004, which it reconfirmed on February 2, 2005, that it expected OBDA to increase, on a percentage basis, in the high single digit range above the fiscal 2004 level.

The inclusion of the financial budget information contained herein should not be regarded as an indication that any of News Corporation or Fox or their respective affiliates or representatives considered or consider this information to be a reliable prediction of future events, and this information should not be relied upon as such. Neither News Corporation nor Fox undertakes any obligation to publicly update any forward-looking statements, whether as a result of new information, past, current or future events or circumstances or otherwise.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The section entitled “Comparative Per Share Market Price and Dividend Information” in the accompanying prospectus is hereby amended and supplemented as follows:

Set forth below are the high and low closing sales prices per share for News Corporation and Fox on the NYSE for 2005 through March 2, 2005, the latest practicable trading day prior to the date of this Prospectus Supplement.

	News Corporation Class A Common Stock
	High	Low
Fiscal Year Ending June 30, 2005:
Third Quarter (through March 2, 2005)	$18.73	$16.40

The closing sale price for the shares of News Corporation’s Class A common stock on January 7, 2005, the last full trading date prior to News Corporation’s announcement of its offer, was $17.65, and the closing sale price of News corporation’s Class A common stock on March 2, 2005, the latest practicable trading day prior to the date of this Prospectus Supplement, was $34.27. You are urged to obtain current market quotations.

	Fox Class A Common Stock
	High	Low
Fiscal Year Ending June 30, 2005:
Third Quarter (through March 2, 2005)	$34.28	$30.96

The closing sale price for the shares of Fox’s Class A common stock on January 7, 2005, the last full trading date prior to News Corporation’s announcement of the offer, was $31.22, and the closing sale price of Fox’s Class A common stock on March 2, 2005, the last full trading day prior to the date of this Prospectus Supplement, was $34.27. You are urged to obtain current market quotations.

THE OFFER

Amended Terms of the Offer

The discussion set forth in the accompanying prospectus regarding the terms of the offer is hereby amended and supplemented as follows:

Exchange of Shares in the Offer; The Subsequent Merger

News Corporation is offering, on the terms and conditions set forth in the accompanying prospectus the related letter of transmittal and this Prospectus Supplement, to exchange 2.04 shares of News Corporation Class A common stock for each outstanding share of Fox Class A common stock that is validly tendered on or prior to the expiration date and not properly withdrawn. This exchange ratio represents an approximately 7.4% increase over our original offer of 1.90 shares of News Corporation Class A common stock for each share of Fox Class A common stock.

The term “expiration date” means 12:00 midnight, New York City time, on Friday, March 18, 2005, unless we extend the period of time for which this offer is open, in which case the offer will expire, and references to the expiration or expiration date of the offer will mean, the latest time and date on which the offer is open.

Conditions of the Offer

In addition to the Registration Statement Effectiveness Condition which is described below, the offer is subject to a number of conditions, which are described in detail in the accompanying prospectus. See “The Offer—Conditions of the Offer” beginning on page 40 of the accompanying prospectus.

Registration Statement Effectiveness Condition

The condition that the registration statement on Form S-4 must have become effective under the Securities Act has been satisfied. To News Corporation’s knowledge, the registration statement is not the subject of any stop order or proceedings seeking a stop order although such an order or proceeding could always be instituted between the date of the Prospectus Supplement and the expiration date of the offer.

CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

The sub-section of the accompanying prospectus entitled “Certain Legal Proceedings” is amended and supplemented as follows:

On January 10, 2005, News Corporation received complaints relating to a number of purported class actions filed in Chancery Court in the State of Delaware. The complaints generally allege, among other things, that News Corporation and the members of the Fox board of directors have breached fiduciary duties owed to the public stockholders of Fox, including as a result of News Corporation offering to acquire shares of Fox Class A common stock at an unfair price and at a time that disadvantages the Fox stockholders. The complaints seek, among other things, declaratory and injunctive relief and damages in an unspecified amount. News Corporation believes that these claims are without merit and intends to vigorously contest such allegations.

News Corporation is currently aware of seventeen purported class action complaints that have been filed in the Court of Chancery of the State of Delaware challenging the offer (one of which was voluntarily dismissed on January 19, 2005). News Corporation is also currently aware of two purported class action complaints raising substantially similar claims that have been filed in the Supreme Court of the State of New York County of New York and one that has been filed in the U.S. District Court for the Southern District of New York. The New York Supreme Court complaints are captioned: Shrank v. Murdoch, et al., Index No. 600114/2005; and Green Meadows Partners v. Fox Entertainment Group, Inc. et al., No. 100706/2005. The U.S. Southern District of New York complaint is captioned Gary Kosseff v. Fox Entertainment Group, Inc., et. al. On February 7, 2005, the Court of Chancery of the State of Delaware entered an order consolidating the Delaware actions, designating the amended class action complaint filed by certain plaintiffs in connection therewith on January 27, 2005, as the operative complaint in the consolidated action and captioning the consolidated action as In Re Fox Entertainment Group, Inc. Shareholders Litigation, Consolidated C.A. No. 1033-N. The Court of Chancery granted plaintiffs’ motion for expedited proceedings in the consolidated Delaware actions and scheduled a hearing on their motion for a preliminary injunction. Defendants produced thousands of pages of documents and the parties scheduled depositions. Thereafter, the parties to the litigation engaged in arms-length negotiations.

Each of the consolidated Delaware complaint and the New York Supreme Court complaints generally alleges, among other things, that News Corporation and the members of the Fox board of directors purportedly breached fiduciary duties owed to the public stockholders of Fox in connection with the offer by: (1) offering to acquire their shares at an unfair price; (2) offering to acquire their shares at a time that disadvantages the public stockholders; (3) having Fox appoint directors who are neither independent nor disinterested to a special committee created to consider the offer; and (4) failing to adequately disclose information material to the offer, including disclosure with respect to the Fox 2005 budget. The U.S. Southern District of New York complaint also generally alleges, among other things, some of the foregoing matters. Plaintiffs filed an amended complaint on February 24, 2005, in the U.S. Southern District of New York alleging violations of the federal securities laws in addition to the foregoing matters.

As for relief, the plaintiffs generally seek, among other things, some or all of the following: (1) an order that the complaints are properly maintainable as a class action; (2) a declaration that defendants have breached their fiduciary duties and other duties to the plaintiffs and other members of the purported class; (3) injunctive relief; (4) monetary damages; (5) attorneys’ fees, costs and expenses; and (6) such other and further relief as the Court may deem just and proper. News Corporation believes that these claims are without merit and intends to vigorously contest such allegations.

A memorandum of understanding setting forth the terms of a settlement with respect to the aforementioned litigation was entered into by the plaintiffs and the named defendants as of March 2, 2005. Among other conditions, the settlement is subject to negotiation of final settlement documentation, confirmatory discovery by the plaintiffs, court approval of the settlement and dismissal with prejudice of the litigation. See “Background and Reasons for the Offer and Subsequent Merger” beginning on page S-11 of this Prospectus Supplement.

CERTAIN EFFECTS OF THE OFFER

The sub-section of the accompanying prospectus entitled “Benefits and Detriments of the Offer and the Subsequent Merger” is amended and supplemented as follows:

After the completion of the subsequent short form merger, shares of Fox Class A common stock will no longer be publicly traded or listed on any stock exchange, and all Fox common shares will be owned by News Corporation. The registration of the shares of Fox Class A common stock and the related reporting obligations under the Exchange Act will be terminated upon application to the SEC.

We also believe that consummating this transaction presents opportunities for reduced costs, such as the costs associated with Fox’s status as a public company. While the amount of any cost reduction is subject to events and circumstances following completion of the offer and the subsequent merger, News Corporation estimated on January 10, 2005, that cost savings as a result of the transaction will be approximately $3 to 7 million per annum. However, News Corporation expects that the costs related to consummation of the offer and the subsequent merger, including fees to the legal and financial advisors of News Corporation and the special committee of the Fox board of directors, will be approximately $20 million. Unlike the cost savings resulting from the transaction, which constitute a recurring annual benefit, the fees and other costs incurred in connection with the transaction will constitute a one-time charge.

RELATIONSHIPS WITH FOX

The sub-section of the accompanying prospectus entitled “Common Executive Officers and Directors” is amended and supplemented as follows:

Peter J. Powers, one of the non-executive directors of Fox, also serves as a non-executive director of NDS Group plc, another majority-owned subsidiary of News Corporation, and as a member of the special committee of Fox’s board of directors. As of January 24, 2005, News Corporation owned approximately 78% of the equity and 97% of the voting power of NDS. In compensation for his service as a director of NDS, Mr. Powers was paid slightly less than $100,000 for NDS’ fiscal year ended June 30, 2004. On January 31, 2005, the NDS board of directors set the compensation of each outside director, including Mr. Powers, for NDS’ fiscal year ended June 30, 2005, at approximately $100,000. In addition, NDS amended its Articles of Association in November, 2004, to cap at $1 million per year the amount of fees payable to all NDS outside directors in the aggregate. As of January 25, 2005, three of NDS’ seven directors were directors and executive officers or employees of News Corporation, three of NDS’ directors were outside directors and one of NDS’ directors was an executive of NDS. For a more complete description of the business and backgrounds of these and other executive officers and directors of us and certain other affiliates, see “Annex A—Information Concerning Directors and Executive Officers” of the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The section of the accompanying prospectus entitled “Where You Can Find More Information” is amended and supplemented as follows:

Please see the section entitled “Where You Can Find More Information” in the accompanying prospectus beginning on page 60 of the accompanying prospectus to learn how you can obtain additional information regarding News Corporation, Fox and the offer.

In addition to the information incorporated by reference into the accompanying prospectus, this Prospectus Supplement incorporates the documents set forth below that News Corporation and Fox have previously filed with the SEC.

NEWS CORPORATION SEC FILINGS (FILE NO. 001-32352)

Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004	Filed on February 4, 2005.

Current Reports on Form 8-K	Filed on February 3, 2005, February 8, 2005, February 22, 2005, February 23, 2005, March 3, 2005 and March 4, 2005.

FOX ENTERTAINMENT GROUP, INC. SEC FILINGS (FILE NO. 1-15495)

Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004	Filed on February 4, 2005.

Current Reports on Form 8-K	Filed on February 22, 2005.

Annual Report on Form 10-K/A for the fiscal year ended June 30, 2004	Filed on March 4, 2005.

EXPERTS

The section entitled “Experts” in the accompanying prospectus is hereby amended and supplemented as follows:

The consolidated financial statements of News Corporation appearing in Exhibit 99.1 to News Corporation’s Current Report on Form 8-K filed on November 24, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Fox Entertainment Group, Inc. and subsidiaries appearing in Exhibit 99.1 to News Corporation’s Current Report on Form 8-K filed on November 24, 2004 and in Fox Entertainment Group, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Gemstar-TV Guide International, Inc. and Gemstar-TV Guide International, Inc. management’s assessment of the effectiveness of internal control over financial reporting appearing in Exhibit 99.1 to News Corporation’s Current Report on Form 8-K/A filed on March 4, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of The DIRECTV Group, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and the related financial statement schedules incorporated in this prospectus from Fox Entertainment Group, Inc.’s Annual Report on Form 10-K/A for the year ended June 30, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” and the change in method of accounting for subscriber acquisition, upgrade and retention costs), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The letter of transmittal and certificates for shares of Fox Class A common stock and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent for the offer at one of its addresses or the facsimile number set forth below.

The Exchange Agent for the Offer is:

COMPUTERSHARE TRUST COMPANY OF NEW YORK

By Mail:	By Overnight:	By Hand:
Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, New York 10268-1010	Computershare Trust Company of New York By Facsimile: (212) 701-7636 Telephone: (212) 701-7624	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, New York 10005

Questions and requests for assistance or additional copies of the accompanying prospectus, this Prospectus Supplement, the letter of transmittal and other tender offer materials may be directed to the information agent as set forth below:

The Information Agent for the Offer is:

17 State Street

10th Floor

New York, New York 10004

Banks and Brokerage Firms, Call Collect: (212) 440-9800

Stockholders Call Toll Free: (866) 873-6991